

Mail Stop 4628

August 7, 2018

Amin J. Khoury
Chief Executive Officer and Chairman of the Board
KLX Energy Services Holdings, Inc.
1300 Corporate Center Way
Wellington, FL 33414

      Re: **KLX Energy Services Holdings, Inc.**
              Registration Statement on Form 10-12B
              Filed July 25, 2018
              File No. 001-38609

Dear Mr. Khoury:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 18, 2018 letter.

Risk Factors, page 28

The spin-off and/or the merger may not be completed on the terms or timeline currently contemplated, page 48

1.   We note your response to our prior comment 3 and the disclosure that you will be required to pay significant costs and expenses relating to the spin-off and merger. Please disclose the total estimated amount of costs and expenses relating to the spin-off, including the estimated amount of expenses for which the Company will be required to reimburse KLX, subject to the consummation of the merger.

Amin J. Khoury
KLX Energy Services Holdings, Inc.
August 7, 2018
Page 2

<u>Exhibit 3.2</u>

2.   We note that your form of amended and restated bylaws includes an exclusive forum provision in Section 9.01. Please revise your information statement to include disclosure regarding this provision, including its impact on your stockholders.

        You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Jennifer Gallagher, Staff Accountant, at 202-551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 or Loan Lauren P. Nguyen, Legal Branch Chief, at (202) 551-3642 with any questions.

                                        Sincerely,

                                        /s/ Loan Lauren P. Nguyen *for*

                                        John Reynolds
                                        Assistant Director
                                        Office of Natural Resources

cc: Valerie F. Jacob, Esq.
        Freshfields Bruckhaus Deringer US LLP